UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 5, 2014

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.02. **Results of Operations and Financial Condition**

On November 5, 2014, Ashland Inc. ("Ashland") announced preliminary fourth quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

Item 7.01. **Regulation FD Disclosure**

On November 5, 2014, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein solely for purposes of this Item 7.01 disclosure.

Item 9.01. **Financial Statements and Exhibits**

(d)   Exhibits

99.1   News Release dated November 5, 2014.

99.2   Slide Presentation dated November 5, 2014.

99.3   Prepared Remarks dated November 5, 2014.

In connection with the disclosure set forth in Item 2.02, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.
_____

(Registrant)


November 5, 2014   /s/ J. Kevin Willis
_____

J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated November 5, 2014.

99.2   Slide Presentation dated November 5, 2014.

99.3   Prepared Remarks dated November 5, 2014.

Exhibit 99.1



News Release

November 5, 2014

Ashland Inc. reports preliminary financial results for fourth quarter of fiscal 2014

- *Loss from continuing operations totals $0.35 per diluted share, including an actuarial loss on pension*
- *Adjusted earnings from continuing operations grow 10 percent, to $1.42 per diluted share*
- *Global restructuring has captured more than half of targeted $200 million in annualized cost savings*
- *As of November 5, Ashland has retired approximately 8.9 million shares under current share repurchase authorization*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the fiscal fourth quarter ended September 30, 2014.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Sept. 30			
	2014		2013	
Operating income (loss)	$	(175)	$	532
Key items*		355		(370)
Adjusted operating income*	$	180	$	162
Adjusted EBITDA*	$	272	$	252
Diluted earnings (loss) per share (EPS)				
From net income	$	0.93	$	5.15
From continuing operations	$	(0.35)	$	4.27
Key items*		1.77		(2.98)
Adjusted EPS from continuing operations*	$	1.42	$	1.29
Cash flows provided by operating activities from continuing operations	$	176	$	256
Free cash flow*		79		148
* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.				

Ashland reported a loss from continuing operations of $26 million, or $0.35 per diluted share, on sales of greater than $1.5 billion. These results included five key items that together reduced income from continuing operations by approximately $131 million, net of tax, or $1.77 per diluted share. These key items included after-tax charges of $21 million associated with Ashland's global restructuring and $202 million related to the company's annual non-cash adjustment to pension and other post-retirement plans; and a $100 million benefit from discrete tax adjustments. Excluding the five key items, Ashland's adjusted income from continuing operations was $105 million, or $1.42 per diluted share.

For the year-ago quarter, Ashland reported income from continuing operations of $336 million, or $4.27 per diluted share, on sales of nearly $1.5 billion. The year-ago results included five key items that together increased income from continuing operations by approximately $234 million, net of tax, or $2.98 per diluted share. Excluding these key items, Ashland's adjusted income from continuing operations was $102 million, or $1.29 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items in both periods.)

For the remainder of this news release, financial results exclude the effect of key items in the current and prior-year quarters. On this basis, Ashland's results as compared to the year-ago quarter were as follows:
- Volume rose 3 percent;
- Sales increased 5 percent;
- Operating income grew 11 percent to $180 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 8 percent to $272 million; and
- EBITDA as a percent of sales increased 60 basis points to 17.7 percent.

"Ashland finished the 2014 fiscal year on a strong note, with continued year-over-year growth in sales, volumes and EBITDA margin," said James J. O'Brien, Ashland chairman and chief executive officer. "Ashland Specialty Ingredients notched its third consecutive quarter of sequential margin improvement, driven by sales and volume increases, better business mix and continued cost discipline. Ashland Performance Materials turned in better-than-expected earnings, though results were below prior year due to price declines within intermediates and solvents and the impact of a previously announced plant turnaround. At Valvoline, sales and volume gains within the Do-It-For-Me and international channels, coupled with product mix improvement and cost savings from the global restructuring, helped cap off a record year for profitability. Taken together, Ashland's overall financial performance in the fourth quarter – as well as the full 2014 fiscal year – marked another step forward on our path toward becoming a top-tier specialty chemicals company."

Business Segment Performance
To aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Specialty Ingredients reported sales and profit results that came in ahead of Ashland's previously issued guidance for the quarter. On a year-over-year basis, sales grew 9 percent, to $635 million, on higher volume and improved mix. The year-ago results were negatively affected by Ashland's global SAP roll-out. Excluding these effects, sales increased approximately 7 percent. EBITDA climbed 26 percent, to $147 million.

EBITDA margin improved 310 basis points to 23.1 percent. On a sequential basis, and consistent with normal seasonality, sales and volume both declined. However, EBITDA margin rose 140 basis points from better operating performance. Overall volume rose 4 percent versus the prior year, driven by good growth in both the consumer- and industrial-focused product lines. Within consumer, sales and volume each grew by double-digit rates, with demand improving in nearly every region of the world. Skin and oral care, along with pharmaceutical and nutrition, were among the end markets posting double-digit volume and sales growth on a percentage basis thanks to a number of new applications. On the industrial side, sales increased 3 percent, led by continued strength in Asia construction markets and growing demand from energy and coatings in North America. Adhesives and energy end markets posted the biggest gains in sales and profitability, while coatings reported modest sales growth on higher capacity utilization.

Performance Materials' fourth-quarter earnings, though below prior year, came in above Ashland's previous guidance. Volume grew 4 percent while sales rose 2 percent, to $383 million, more than offsetting price declines in intermediates and solvents (I&S). However, costs related to a plant turnaround, coupled with increased selling, general and administrative (SG&A) expenses driven by higher incentive compensation, caused EBITDA to fall 30 percent, to $31 million. EBITDA margin declined 360 basis points, to 8.1 percent. Overall composites volume was flat with prior year, as broad-based gains in China were offset by weakness in other regions such as India and Latin America. Within I&S, lower prices for butanediol erased the positive impact of volume growth. Elastomers reported another quarter of solid improvement in both sales and volumes. Ashland recently announced an agreement to sell the elastomers business to Lion Copolymer Holdings LLC. The transaction is expected to be completed by the end of December.

Valvoline finished fiscal 2014 on a strong note, with continued mix improvement and cost savings from the global restructuring contributing to record earnings for the fourth quarter and full fiscal year. Sales and volume in the fourth quarter both rose 2 percent. Overall sales totaled $520 million, led by another solid performance at Valvoline Instant Oil Change^{SM}, where same-store sales at company-owned sites grew 5 percent. That growth was fueled by increased oil changes per day and higher average ticket price. Good performances from the Do-It-For-Me (DIFM) and international channels offset year-over-year declines in sales and volumes in the Do-It-Yourself (DIY) channel. The international channel reported mixed results, with strong performance in Asia and Latin America being offset by weak sales in Europe. Valvoline's EBITDA rose 5 percent, to $87 million, and EBITDA as a percent of sales was 16.7 percent, an increase of 40 basis points versus the prior year.

Ashland's effective tax rate for the September 2014 quarter was 23.4 percent, below its previous guidance of 26-27 percent. For the full 2014 fiscal year, the effective tax rate was approximately 20 percent.

Update on Global Restructuring and Share Repurchase Programs
Ashland's global restructuring program, which is targeting $200 million in cost savings as part of a broad-based plan to improve the company's competitive position, remains firmly on track to capture substantially all of the savings by the end of the second quarter of fiscal 2015. As expected, at the end of the fourth quarter Ashland had achieved more than $100 million in annualized run-rate cost savings.

Separately, the company continues to execute against its previously announced $1.35 billion share repurchase authorization. As of November 5, 2014, Ashland had retired approximately 8.9 million shares via Accelerated Share Repurchase and 10b5-1 programs. The company has approximately $270 million remaining under its current authorization and expects to complete the remainder of that authorization before it expires in December 2015.

In addition to repurchasing stock, Ashland will continue to evaluate other uses of its cash, including potential investments in high-return capital projects, bolt-on acquisitions and targeted debt reductions.

"I am pleased with the steady progress we have made over the past year in positioning Ashland for long-term sales and margin growth. The strategic actions we have taken toward improving our business have created a stronger, more nimble organization with a clearer focus on specialty chemicals. We are seeing good growth in many of our core businesses, and the benefits from Ashland's restructuring are helping to drive margin expansion," said O'Brien.

"As we enter fiscal 2015, the table has been set. Ashland's growth strategy is firmly in place and our focus now can turn toward execution. We must have a relentless focus on operational excellence. Whether accelerating product innovation for our customers, preserving hard-won cost savings from the global redesign, or making sure that each of our manufacturing plants is operating as efficiently as possible, our global teams must capitalize on the opportunities at hand. More than anything else, Ashland's future success will be measured by how well we execute against those plans," he said. "This is an exciting time for our company, and I am confident Ashland has the right plan in place to ascend to the upper echelon of specialty chemical companies."

Conference Call Webcast
Ashland will host a live webcast of its fourth-quarter conference call with securities analysts at 9 a.m. EST Thursday, November 6, 2014. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland

Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three commercial units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transaction); the global restructuring program (including the possibility that Ashland may not achieve the anticipated revenue and earnings growth, cost reductions, and other expected benefits from the program); and, Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future events or otherwise.

(1) Preliminary Results
Financial results are preliminary until Ashland's Form 10-K for the year ended September 30, 2014, is filed with the SEC.

SM Service mark, Ashland or its subsidiaries, registered in various countries

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson

5

+1 (859) 815-3527
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1

STATEMENTS OF CONSOLIDATED INCOME

(In millions except per share data - preliminary and unaudited)

| | Three months ended September 30 | | Year ended September 30 | |
	2014	**2013**	**2014**	**2013**
Sales	$ 1,538	$ 1,470	$ 6,121	$ 6,091
Cost of sales	1,227	936	4,605	4,304
GROSS PROFIT	311	534	1,516	1,787
Selling, general and administrative expense	466	(52)	1,358	670
Research and development expense	27	63	114	142
Equity and other income	7	9	2	64
OPERATING INCOME (LOSS)	(175)	532	46	1,039
Net interest and other financing expense	42	42	166	282
Net gain (loss) on divestitures	-	(13)	4	(8)
INCOME (LOSS) FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	(217)	477	(116)	749
Income tax expense (benefit)	(191)	141	(188)	196
INCOME (LOSS) FROM CONTINUING OPERATIONS	(26)	336	72	553
Income from discontinued operations (net of taxes) (a)	94	69	161	130
NET INCOME	$ 68	$ 405	$ 233	$ 683
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ (0.35)	$ 4.27	$ 0.93	$ 6.95
Income from discontinued operations	1.28	0.88	2.07	1.62
Net income	$ 0.93	$ 5.15	$ 3.00	$ 8.57
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	73	79	78	80
SALES				
Specialty Ingredients	$ 635	$ 585	$ 2,498	$ 2,478
Performance Materials	383	377	1,582	1,617
Valvoline	520	508	2,041	1,996
	$ 1,538	$ 1,470	$ 6,121	$ 6,091
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 61	$ 20	$ 253	$ 243
Performance Materials	7	26	7	106
Valvoline	77	73	323	295
Unallocated and other (a)	(320)	413	(537)	395
	$ (175)	$ 532	$ 46	$ 1,039

(a) The discontinued operations caption for each period includes the direct results of the Water Technologies business. Due to its sale, the direct results of the business have been presented as discontinued operations for each period presented in accordance with U.S. GAAP. Certain costs previously charged to the Water Technologies business have been included in Unallocated and other as the costs relate to indirect corporate cost resources previously charged to this business.

Ashland Inc. and Consolidated Subsidiaries   Table 2

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions - preliminary and unaudited)

	September 30 2014	September 30 2013
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,393	$ 346
Accounts receivable	1,202	1,113
Inventories	765	758
Deferred income taxes	118	107
Other assets	83	62
Held for sale	-	487
Total current assets	3,561	2,873
Noncurrent assets		
Property, plant and equipment		
Cost	4,275	4,181
Accumulated depreciation	1,861	1,674
Net property, plant and equipment	2,414	2,507
Goodwill	2,643	2,709
Intangibles	1,309	1,437
Asbestos insurance receivable	433	437
Equity and other unconsolidated investments	81	213
Other assets	510	552
Held for sale	-	1,360
Total noncurrent assets	7,390	9,215
Total assets	$ 10,951	$ 12,088
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 329	$ 308
Current portion of long-term debt	9	12
Trade and other payables	674	714
Accrued expenses and other liabilities	675	499
Held for sale	-	194
Total current liabilities	1,687	1,727
Noncurrent liabilities		
Long-term debt	2,942	2,947
Employee benefit obligations	1,468	1,110
Asbestos litigation reserve	701	735
Deferred income taxes	110	397
Other liabilities	460	520
Held for sale	-	99
Total noncurrent liabilities	5,681	5,808
Stockholders' equity	3,583	4,553
Total liabilities and stockholders' equity	$ 10,951	$ 12,088

Ashland Inc. and Consolidated Subsidiaries   Table 3

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2014	**2013**	**2014**	**2013**
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Net income	$ 68	$ 405	$ 233	$ 683
Income from discontinued operations (net of taxes)	(94)	(69)	(161)	(130)
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	112	89	393	356
Debt issuance cost amortization	3	3	14	65
Deferred income taxes	(274)	178	(294)	194
Equity income from affiliates	(4)	(5)	(25)	(26)
Distributions from equity affiliates	7	3	14	11
Stock based compensation expense	8	5	34	30
Net loss (gain) on divestitures	-	13	(4)	8
Impairments of equity method investment and in-process research and development	4	37	63	41
Loss (gain) on pension and other postretirement plan remeasurement	317	(417)	438	(417)
Change in operating assets and liabilities (a)	29	14	(125)	(162)
Total cash provided by operating activities from continuing operations	176	256	580	653
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(97)	(108)	(248)	(264)
Proceeds (uses) from disposal of property, plant and equipment	(3)	-	3	5
Proceeds (uses) from sale of operations or equity investments	-	(14)	92	(13)
Funds restricted for property transactions	(15)	-	(15)	-
Total cash used by investing activities from continuing operations	(115)	(122)	(168)	(272)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	-	-	-	2,320
Repayment of long-term debt	-	(7)	(11)	(2,613)
Proceeds from (repayment of) short-term debt	(36)	(149)	22	(36)
Repurchase of common stock	(829)	-	(954)	(150)
Debt issuance costs	-	-	-	(38)
Cash dividends paid	(24)	(26)	(103)	(88)
Excess tax benefits related to share-based payments	3	6	12	13
Total cash used by financing activities from continuing operations	(886)	(176)	(1,034)	(592)
CASH USED BY CONTINUING OPERATIONS	(825)	(42)	(622)	(211)
Cash provided (used) by discontinued operations				
Operating cash flows	15	27	63	80
Investing cash flows	1,635	(16)	1,608	(48)
Effect of currency exchange rate changes on cash and cash equivalents	(2)	-	(2)	2
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	823	(31)	1,047	(177)
Cash and cash equivalents - beginning of period	570	377	346	523
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,393	$ 346	$ 1,393	$ 346
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 82	$ 60	$ 262	$ 242
Performance Materials	19	18	91	75
Valvoline	10	10	37	35
Unallocated and other	1	1	3	4
	$ 112	$ 89	$ 393	$ 356
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 60	$ 51	$ 159	$ 144
Performance Materials	16	19	38	43
Valvoline	17	21	36	41
Unallocated and other	4	17	15	36
	$ 97	$ 108	$ 248	$ 264

(a) Excludes changes resulting from operations acquired or sold.

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2014	**2013**	**2014**	**2013**
SPECIALTY INGREDIENTS				
Sales per shipping day	$ 9.9	$ 9.1	$ 9.9	$ 9.8
Metric tons sold (thousands)	91.1	87.3	355.2	336.1
Gross profit as a percent of sales (a)	29.8%	30.0%	31.2%	30.8%
PERFORMANCE MATERIALS				
Sales per shipping day	$ 6.0	$ 5.9	$ 6.3	$ 6.4
Metric tons sold (thousands)	145.1	139.8	591.1	582.8
Gross profit as a percent of sales (a)	13.3%	16.0%	13.1%	14.9%
VALVOLINE				
Lubricant sales (gallons)	41.5	40.8	162.6	158.4
Premium lubricants (percent of U.S. branded volumes)	37.8%	33.9%	37.1%	33.6%
Gross profit as a percent of sales (a)	31.1%	32.1%	31.8%	31.6%

(a)   Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries

Table 5

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS

(In millions - preliminary and unaudited)

	Three Months Ended September 30, 2014				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ (19)	$ (1)	$ -	$ (9)	$ (29)
Impairment of IPR&D assets	(4)	-	-	-	(4)
Losses on pension and other postretirement plan remeasurement	-	-	-	(317)	(317)
Legal reserve charge	-	(5)	-	-	(5)
All other operating income	84	13	77	6	180
Operating income (loss)	61	7	77	(320)	(175)
NET INTEREST AND OTHER FINANCING EXPENSE				42	42
NET GAIN ON DIVESTITURES				-	-
INCOME TAX EXPENSE (BENEFIT)					
Key items				(124)	(124)
Discrete items				(100)	(100)
All other income tax expense				33	33
				(191)	(191)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 61	$ 7	$ 77	$ (171)	$ (26)

	Three Months Ended September 30, 2013				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Gains on pension and other postretirement plan remeasurement	$ -	$ -	$ -	$ 417	$ 417
Restructuring and other integration costs	-	-	-	(10)	(10)
Impairment of IPR&D assets	(37)	-	-	-	(37)
All other operating income	57	26	73	6	162
Operating income	20	26	73	413	532
NET INTEREST AND OTHER FINANCING EXPENSE				42	42
NET LOSS ON DIVESTITURES					
MAP settlement charge				(14)	(14)
All other net gain on divestitures				1	1
				(13)	(13)
INCOME TAX EXPENSE (BENEFIT)					
Key items				138	138
Discrete items				(16)	(16)
All other income tax expense				19	19
				141	141
INCOME FROM CONTINUING OPERATIONS	$ 20	$ 26	$ 73	$ 217	$ 336

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW

(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
Free cash flow (a)	**2014**	**2013**	**2014**	**2013**
Total cash flows provided by operating activities				
from continuing operations	$ 176	$ 256	$ 580	$ 653
Adjustments:				
Additions to property, plant and equipment	(97)	(108)	(248)	(264)
Payment resulting from termination of interest rate swaps (b)	-	-	-	52
Free cash flows	$ 79	$ 148	$ 332	$ 441

(a)   Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

(b)   Since payment was generated as a result of financing activity, this amount has been included within this calculation.

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

	Three months ended September 30	
Adjusted EBITDA - Ashland Inc.	**2014**	**2013**
Net income	$ 68	$ 405
Income tax expense (benefit)	(191)	141
Net interest and other financing expense	42	42
Depreciation and amortization (a)	92	89
EBITDA	11	677
Income from discontinued operations (net of taxes)	(94)	(69)
Loss on divestiture	-	14
Operating key items (see Table 5)	355	(370)
Adjusted EBITDA	$ 272	$ 252
Adjusted EBITDA - Specialty Ingredients		
Operating income	$ 61	$ 20
Add:		
Depreciation and amortization (a)	63	60
Key items (see Table 5)	23	37
Adjusted EBITDA	$ 147	$ 117
Adjusted EBITDA - Performance Materials		
Operating income	$ 7	$ 26
Add:		
Depreciation and amortization (a)	18	18
Key items (see Table 5)	6	-
Adjusted EBITDA	$ 31	$ 44
Adjusted EBITDA - Valvoline		
Operating income	$ 77	$ 73
Add:		
Depreciation and amortization	10	10
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 87	$ 83

(a) Depreciation and amortization excludes asset impairment charges of $19 million for Specialty Ingredients and accelerated depreciation of $1 million for Performance Materials for the three months ended September 30, 2014, which are displayed as a key item within this table.

Exhibit 99.2

Fourth-Quarter Fiscal 2014 Earnings

November 5, 2014

ASHLAND.

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” ”forecasts,” “may,” “will,” “should” and “intends” and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt), the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions), the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Fiscal Fourth Quarter 2014

Highlights[1]

- Loss of $0.35 per share from continuing operations
  - Includes an actuarial loss on pension
- Adjusted earnings of $1.42 vs. $1.29 per share in prior year
- Volumes increased 3% year over year
- Sales of $1.5 billion, up 5% from year-ago period
- Adjusted EBITDA of $272 million, up 8 percent over prior year
- Achieved more than half of targeted $200 million in annualized run-rate cost savings through fourth quarter
- Retired approximately 8.9 million shares under current share repurchase authorization

[1] Ashland's fourth-quarter earnings release dated Nov. 5, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

ASHLAND

Fiscal Fourth Quarter – Continuing Operations

Key Items Affecting Income

Preliminary 2014	Ashland Specialty Ingredients		Ashland Performance Materials		Valvoline	Unallocated and Other		Pre-tax		After-tax		Earnings per Share	
In Process R&D	$	(4)						$	(4)	$	(3)	$	(0.04)
Restructuring	$	(19)	$	(1)		$	(9)		(29)		(21)		(0.28)
Legal reserve			$	(5)					(5)		(5)		(0.07)
Loss on pension and OPEB						$	(317)		(317)		(202)		(2.72)
Tax adjustments									-		100		1.34
Total	$	(23)	$	(6)		$	(326)	$	(355)	$	(131)	$	(1.77)
2013													
In Process R&D	$	(37)						$	(37)	$	(23)	$	(0.29)
Restructuring and integration						$	(10)		(10)		(7)		(0.09)
Gain on pension and OPEB						$	417		417		262		3.34
MAP settlement charge									(14)		(14)		(0.18)
Tax adjustments									-		16		0.20
Total	$	(37)				$	407	$	356	$	234	$	2.98

- Intangible amortization expense in Sept. 2014 quarter of $22 million
  - Excluding intangible amortization, adjusted EPS would have been 22 cents higher, or $1.64

ASHLAND

Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2014	2013	Change	2014	Change
Sales	$ 1,538	$ 1,470	5 %	$ 1,605	(4) %
Gross profit as a percent of sales	27.8 %	27.6 %	20 bp	28.4 %	(60) bp
Selling, general and admin./R&D costs	$ 256	$ 252	2 %	$ 255	0 %
Operating income	$ 180	$ 162	11 %	$ 212	(15) %
Operating income as a percent of sales	11.7 %	11.0 %	70 bp	13.2 %	(150) bp
Depreciation and amortization	$ 92	$ 89	3 %	$ 89	3 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 272	$ 252	8 %	$ 298	(9) %
EBITDA as a percent of sales	17.7 %	17.1 %	60 bp	18.6 %	(90) bp

- Good volumes across Ashland led to 5 percent top-line growth

- Profitability gains in ASI and Valvoline drove 60-basis-point increase in EBITDA margin

[1] Ashland's earnings releases dated Nov. 5 and July 31, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2014	2013	Change	2014	Change
Metric tons sold (in thousands) - Actives basis	91.1	87.3	4 %	95.0	(4) %
Sales	$ 635	$ 585	9 %	$ 653	(3) %
Gross profit as a percent of sales	32.8 %	30.0 %	280 bp	31.5 %	130 bp
Selling, general and admin./R&D costs	$ 125	$ 120	4 %	$ 124	1 %
Operating income	$ 84	$ 57	47 %	$ 81	4 %
Operating income as a percent of sales	13.2 %	9.7 %	350 bp	12.4 %	80 bp
Depreciation and amortization	$ 63	$ 60	5 %	$ 61	3 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 147	$ 117	26 %	$ 142	4 %
EBITDA as a percent of sales	23.1 %	20.0 %	310 bp	21.7 %	140 bp

- Versus prior year, volume rose 4 percent, sales up 9 percent

- EBITDA margin exceeded 23 percent, up 140 basis points sequentially

  - Driven by mix and disciplined cost execution

[1] Ashland's earnings releases dated Nov. 5 and July 31, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2014	2013	Change	2014	Change
Metric tons sold (in thousands)	145.1	139.8	4 %	154.7	(6) %
Sales	$ 383	$ 377	2 %	$ 420	(9) %
Gross profit as a percent of sales	13.6 %	16.0 %	(240) bp	17.1 %	(350) bp
Selling, general and admin./R&D costs	$ 41	$ 37	11 %	$ 41	- %
Operating income	$ 13	$ 26	(50) %	$ 35	(63) %
Operating income as a percent of sales	3.4 %	6.9 %	(350) bp	8.3 %	(490) bp
Depreciation and amortization	$ 18	$ 18	- %	$ 18	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 31	$ 44	(30) %	$ 53	(42) %
EBITDA as a percent of sales	8.1 %	11.7 %	(360) bp	12.6 %	(450) bp

- Volume increases drove year-over-year sales gain, more than offsetting BDO price headwind

- Results negatively affected by lower I&S pricing and turnaround

[1] Ashland's earnings releases dated Nov. 5 and July 31, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Valvoline
Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2014	2013	Change	2014	Change
Lubricant gallons (in millions)	41.5	40.8	2 %	42.8	(3) %
Sales	$ 520	$ 508	2 %	$ 532	(2) %
Gross profit as a percent of sales	31.1 %	32.1 %	(100) bp	32.7 %	(160) bp
Selling, general and admin./R&D costs	$ 89	$ 95	(6) %	$ 91	(2) %
Operating income	$ 77	$ 73	5 %	$ 90	(14) %
Operating income as a percent of sales	14.8 %	14.4 %	40 bp	16.9 %	(210) bp
Depreciation and amortization	$ 10	$ 10	- %	$ 9	11 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 87	$ 83	5 %	$ 99	(12) %
EBITDA as a percent of sales	16.7 %	16.3 %	40 bp	18.6 %	(190) bp

- Volume and sales gains within DIFM and international drove another quarter of solid performance

- Continued mix improvement and reduced SG&A spend contributed to Valvoline's record fourth-quarter earnings

[1] Ashland's earnings releases dated Nov. 5 and July 31, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal Fourth Quarter 2014

Corporate Items

- Pension and other post-retirement adjustment of $317 million pre-tax
  - Expect FY 2015 pension and other post-retirement income of $26 million
  - Expect FY 2015 pension cash funding of ~$95 million vs. $43 million in 2014
- Net interest expense of $40 million
- Effective tax rate of 23.4%; full-year rate at ~20%
  - FY 2015 expectation is 22-24%
- Trade Working Capital[1] finished year at 18.1%
- Capital expenditures totaled $97 million in fourth quarter and $248 million for full year
  - FY 2015 expectation is ~$275-$300 million
- Free cash flow[2] generation of $79 million in fourth quarter and $332 million for full year
  - FY 2015 expectation of $290-$340 million

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.

[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.

Global Restructuring Program Update

- More than half of the $200 million in annualized cost savings achieved through the fourth quarter

  - Continue to expect substantially all savings to be realized by end of Q2 FY15

  - Estimated book costs now $160-$170 million; estimated cash costs now $120-$130 million

- More than 80 percent of planned job eliminations completed

  - Expect to have substantially all job eliminations completed by the end of Q1 FY15

Efficient operating model to drive growth and improved financial performance

ASHLAND.

Share Buyback Program Update

- To date, approximately 8.9 million shares have been retired under ASR and 10b5-1 programs

- Strong underlying catalysts support share price appreciation
  - Consistent growth and margin expansion in core areas of the business
  - Global restructuring program leading to $200 million in cost savings
  - Good organic EPS growth

- Remain committed to $1.35 billion share buyback program as shares remain undervalued
  - ~$270 million remaining; expect to use prior to expiration

Ashland's stock remains a very attractive investment alternative

ASHLAND.

Fiscal 2015 Objectives
The Year of Execution

Relentless focus on operational excellence

Commercial excellence	SG&A cost efficiency	Supply chain optimization
• Implement strong market segmentation strategies • Increase customer intimacy and speed to market • Focus on innovation pipeline	• Leverage SG&A with targeted increases in highest growth segments • Preserve cost savings from global restructuring • Drive accountability	• Maximize plant efficiencies • Continue driving for higher customer service levels • Enhance planning, inventory management and logistics

Targeted investments to support operational excellence

Building the foundation for revenue growth in excess of GDP and earnings growth in high single digits

ASHLAND

Margin Profile Expectations
A Bridge from 2014

Cost savings and improved execution expected to deliver strong earnings growth and ASH EBITDA margin exceeding 18% in 2015

Operating Segment	2014 Adjusted EBITDA %	Performance Drivers	2015 Adjusted EBITDA % Target	Expected Additional Long-term Margin Expansion (in bps)	Performance Drivers	Long-term Normalized EBITDA % Targets
Specialty Ingredients	21.2%	Good top-line growth supported by emerging markets; supply chain efficiencies and SG&A cost reductions; mix upgrades	22.5 - 23.5 %	250 - 450	Growth through new technology focused on regional needs; enhanced customer service leading to improved value	25 - 27 %
Performance Materials	10.5%	Top-line and earnings growth driven by good composites volumes; plant efficiency and cost-outs; offset by I&S headwind	8.0 - 9.0 %	0 - 200	New application development leading to volume growth; mix improvement; efficient use and optimization of assets; offset by I&S headwind	8 - 11 %
Valvoline	17.6%	20+ stores added to VIOC store count; Double-digit growth in target high-growth international markets; continued mix upgrade	17.5 - 18.5 %	50 - 150	Continued volume increases in target high-growth international markets; additions to VIOC store count; continued mix upgrade	18 - 19 %



Appendix A:
EBITDA Bridges

Adjusted EBITDA Bridge



($ millions)
Preliminary

Q4 2013	Volume/Mix	Margin	SG&A Expenses	Currency Translation	Other	Q4 2014
252	27	(4)	(4)	1	0	272

- Stronger volumes and mix contributed $27 million to EBITDA
- Good ASI margins offset primarily by I&S turnaround and BDO pricing

ASHLAND.

15

Ashland Specialty Ingredients
Adjusted EBITDA Bridge



($ millions)
Preliminary

Q4 FY 2013 versus Q4 FY 2014

- Strong volume/mix and disciplined cost execution led to $34 million Volume/mix and margin tailwind
- Incentive compensation offset savings from global restructuring program, leading to $5 million headwind

ASHLAND.

Ashland Performance Materials
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q4 FY 2013 versus Q4 FY 2014



- Good volumes provided a tailwind to the quarter

- I&S turnaround and BDO pricing negatively affected margins by approximately $22 million; offset by good elastomers and composites margins

- Resetting incentive compensation negatively affected SG&A line

ASHLAND.

Valvoline
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q4 FY 2013 versus Q4 FY 2014



- Strong volume and efficient SG&A spend were key tailwinds to the quarter

- Raw material increases negatively affected margin

ASHLAND.



Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]



Rolling Four Quarters

Specialty Ingredients[2]   Performance Materials[2]   Valvoline

Period Ended

[1] Excludes volumes associated with Casting Solutions and divested Pinova, Synlubes, and PVAc
businesses for all periods. Includes volumes associated with ISP and Ara Quimica for all periods.
[2] ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

Liquidity and Net Debt

($ in millions)

Liquidity	At Sept. 30, 2014
Cash	$ 1,393
Available revolver and A/R facility capacity	1,084
Liquidity	$ 2,477

Debt	Expiration	Interest Rate	Moody's	S&P	At Sept. 30, 2014
4.750% senior notes, par $1,125 million	08/2022	4.75%	Ba1	BB	$ 1,120
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
3.000% senior notes, par $600 million	03/2016	3.000%	Ba1	BB	600
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[1]	08/2015	L+75			255
6.5% debentures, par $282 million	06/2029	6.500%	Ba2	B+	134
Revolver drawn[2]	03/2018	L+175	Ba1	BB	45
Other debt		Various			50
Total debt			Ba1/ Stable	BB/ Stable	$ 3,280
Cash					$ 1,393
Net debt (cash)					$ 1,887

[1] AR securitization facility with total borrowing capacity of $275 million; capacity as of Sept. 30, 2014 of $255 million

[2] $1.2 billion facility, including ~$71 million for letters of credit

Scheduled Debt Repayments by Fiscal Year



ASHLAND.

21



Appendix C:
Business Profiles

12 Months Ended September 30, 2014

Corporate Profile

Sales[1] - $6.1 Billion

By commercial unit



Ashland Specialty Ingredients 41%

Ashland Performance Materials 26%

Valvoline 33%

By geography



North America[2] 53%

Europe 25%

Asia Pacific 15%

Latin America/ Other - 7%

[1] For 12 months ended September 30, 2014.

[2] Ashland includes only U.S. and Canada in its North America designation.

ASHLAND.

23

Corporate Profile

Adjusted EBITDA[1] - $1.1 Billion



NYSE Ticker Symbol:	ASH
Total Employees:	~11,000
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

ASHLAND.

[1] For 12 months ended September 30, 2014. See Appendix D for reconciliation to amounts reported under GAAP.

Ashland Specialty Ingredients
A global leader of cellulose ethers and vinyl pyrrolidones

Sales by Market [2]



- Coatings 14%
- Construction 9%
- Nutrition & Other Consumer Specialties 9%
- Pharma 14%
- Other Industrial Specialties 18%
- Personal Care 23%
- Adhesives 13%

Sales by Product



- PVP 17%
- Adhesive 12%
- Actives - 6%
- Vinyl Ethers 6%
- Guar - 4%
- Biocides – 4%
- Cellulosics 37%
- Other 14%

Sales by Geography



- Europe 33%
- Asia Pacific 18%
- Latin America/Other - 10%
- North America 39%

For 12 Months Ended September 30, 2014
Sales: $2.5 billion
Adjusted EBITDA: $529 million [1]
Adjusted EBITDA Margin: 21.2% [1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.

[2] Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.

ASHLAND.

25

Ashland Performance Materials

Global leader in unsaturated polyester resins and vinyl ester resins

Sales by Market



Transportation 26%
Electronics 4%
Other Process Industries 13%
Construction: Infrastructure 5%
Construction: Industrial 26%
Construction: Residential 11%
PU/TPU² 4%
Marine 11%

Sales by Product



Elastomers 18%
Intermediates/ Solvents 26%
Composites 56%

Sales by Geography



Europe 33%
Asia Pacific - 14%
North America 48%
Latin America/ Other 5%

<u>For 12 Months Ended September 30, 2014</u>

Sales: $1.6 billion

Adjusted EBITDA: $166 million[1]

Adjusted EBITDA Margin: 10.5%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.

2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.

ASHLAND

Valvoline: A leading worldwide producer and distributor of premium-branded automotive, commercial and industrial lubricants, automotive chemicals and car-care products

Sales by Market



- DIFM: Valvoline Instant Oil Change 18%
- Valvoline International 30%
- DIFM: Installer Channel 23%
- Do-It-Yourself 29%

Sales by Product



- Lubricants 86%
- Chemicals - 7%
- Antifreeze 5%
- Filters 2%

International Sales by Region[2]



- Australia 23%
- Latin America/Other – 18%
- Asia Pacific ex Australia 34%
- Europe 25%

For 12 Months Ended September 30, 2014
Sales: $2.0 billion
EBITDA: $360 million[1]
EBITDA Margin: 17.6%[1]

1   See Appendix D for reconciliation to amounts reported under GAAP.
2   Includes nonconsolidated joint ventures.

ASHLAND.



Appendix D: Non-GAAP Reconciliations

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for 12 Months Ended September 30, 2014

($ millions, except percentages)

Sales[1]	Q4 14	Q3 14	Q2 14	Q1 14	Total	
Specialty Ingredients	635	653	629	581	2,498	
Performance Materials	383	420	413	365	1,582	
Valvoline	520	532	503	486	2,041	
Total	1,538	1,605	1,545	1,432	6,121	

Adjusted EBITDA[1]	Q4 14	Q3 14	Q2 14	Q1 14	Total	Adjusted EBITDA Margin
Specialty Ingredients	147	142	130	111	529	21.2%
Performance Materials	31	53	49	33	166	10.5%
Valvoline	87	99	90	83	360	17.6%
Unallocated	7	4	3	9	23	
Total	272	298	272	236	1,078	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™

Exhibit 99.3

Fourth Quarter Fiscal 2014 Earnings Prepared Comments

Ashland released results for the quarter ended September 30, 2014, at approximately 5 p.m. Eastern Time today. These results are preliminary until we file our Form 10-K with the Securities and Exchange Commission. A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Thursday, November 6, 2014, at 9:00 a.m. EST to discuss these results.

Slide 2: Forward Looking Statement, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as that term is defined in securities laws.
We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.
Please also note that we will be discussing adjusted results in this presentation.
We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland finished fiscal 2014 on a strong note with another quarter of year-over-year volume, sales and EBITDA growth. Additionally, each unit exceeded the profitability estimates we had outlined at the beginning of the fourth quarter. The global restructuring program remains firmly on track, with run-rate savings exceeding $100 million at the end of the fourth quarter. Ashland also has retired approximately 8.9 million shares under the existing $1.35 billion share repurchase authorization.

Ashland reported a loss of $0.35 per share from continuing operations for the fourth quarter. These results include a loss related to the annual pension adjustment where Ashland recognizes pension gains and losses in the year in which they occur. When adjusted for key items, earnings per share from continuing operations were $1.42, a 10 percent increase over prior year.

Ashland's volume increased 3 percent from prior year on strong results from each of the commercial units. Ashland's sales exceeded $1.5 billion, an increase of 5 percent from prior year. Sales within Ashland Specialty Ingredients (ASI) increased 9 percent from prior year on a 4 percent increase in volume and improved mix. ASI's year-ago results were negatively affected by Ashland's global SAP rollout. Excluding these effects, we estimate ASI's sales increased approximately 7 percent. Year-over-year sales in Ashland Performance Materials (APM) grew 2 percent from prior year on good volumes, more than offsetting price declines in the butanediol (BDO) market. Valvoline™ sales increased 2 percent year over year, led by strong results from Valvoline Instant Oil Change^SM (VIOC).

Adjusted EBITDA grew 8 percent, to $272 million, while adjusted EBITDA margin increased 60 basis points to 17.7 percent.

---

^TM Trademark, Ashland or its subsidiaries, registered in various countries
^SM Service mark, Ashland or its subsidiaries, registered in various countries

Slide 4: Key Items Affecting Income

In total, five key items had a net unfavorable impact on EPS from continuing operations of $1.77 in the fourth quarter.

1) The first key item is a $3 million after-tax charge related to an impairment of in-process research and development within Ashland Specialty Ingredients.

2) The second key item is a $21 million after-tax charge related to the global restructuring.

3) The third key item is a $5 million after-tax charge related to a foreign legal reserve.

4) The fourth key item is a $202 million after-tax charge related to our annual pension adjustment. Ashland recognizes pension gains and losses in the year they occur. This non-cash, book loss was primarily due to a change in the mortality tables used to estimate the life of the pension obligations.

5) Last, Ashland had a $100 million favorable tax adjustment. This involves numerous tax adjustments related primarily to the Ashland Water Technologies transaction and a change to Ashland's deferred tax liability pertaining to unremitted foreign earnings.

In the year-ago quarter, five key items combined for a net favorable impact on earnings per share of $2.98.

Slide 5: Adjusted Results Summary

Ashland completed the year on a strong note as sales increased 5 percent from prior year on a 3 percent gain in volumes. Each commercial unit posted year-over-year gains in volume and revenue. This performance helped drive Ashland's EBITDA to $272 million, an 8 percent increase over prior year. ASI turned in another solid quarter, with robust sales growth in nearly every region of the world. Cost discipline, mix improvement and cost savings from our global restructuring drove ASI's EBITDA margin to more than 23 percent. Despite lower BDO pricing within APM, good volumes in intermediates and solvents (I&S) and elastomers led to a 2 percent increase in sales. APM's EBITDA declined primarily as a result of costs associated with a planned maintenance turnaround and lower BDO pricing. Led by solid performances in the Do-It-For-Me (DIFM) and international channels, Valvoline ended a record year by posting a record September quarter for operating income.

Good cost execution within ASI was offset by turnaround costs in APM and the effect of base-oil cost increases announced earlier in the summer that negatively affected Valvoline's fourth-quarter results. These offsetting effects resulted in Ashland's gross profit as a percent of sales being roughly flat with prior year. Savings from the global restructuring program were offset by stranded costs and the resetting of incentive compensation following last year's low payout, leading to a year-over-year increase of $4 million in SG&A expenses.

On a sequential basis, sales declined 4 percent, in line with normal seasonal trends. Profitability, however, was lower than normal as a result of the previously described plant turnaround. Excluding this effect, the sequential change in profitability was in line with normal seasonality.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

ASI turned in another solid quarter as both revenue and EBITDA met or exceeded the estimates we had outlined at the beginning of the fourth quarter. Strong sales volumes and favorable business mix, supported by disciplined cost execution, drove the improved results. This led to a 140-basis-point increase in EBITDA margin when compared to the June quarter. This marks the third consecutive quarter of sequential EBITDA margin improvement for ASI.

As compared with prior year, sales grew 9 percent and EBITDA margin increased 310 basis points, to 23.1 percent. Normalizing for the impact of Ashland's global SAP rollout in the year-ago period, we estimate sales increased roughly 7 percent.

Within Consumer Specialties, volume and sales each grew by a low double-digit rate from the prior year. This was partially due to unusually low volumes in the year-ago period related to the SAP rollout, which primarily affected our European business. We saw good growth across the globe with the exception of flat results in Latin America. We delivered double-digit percentage volume and sales growth in each of our skin care, oral care, pharmaceutical and nutrition end markets. Improved service levels and new applications launched with multinational and regional customers drove the solid results.

Within Industrial Specialties, sales grew 3 percent year over year, led by strong performances out of Asia and North America. In Asia, we saw continued strength in construction markets, with double-digit percentage volume and revenue growth. In North America, revenue grew by a mid-single-digit rate, with particular strength coming from energy and coatings. Our industrial businesses in Latin America posted low-single-digit percentage revenue growth, while in Europe, we saw a slight decline from prior year. With respect to end markets, adhesives and energy posted the largest gains in sales and profitability. Coatings posted modest sales growth on strong capacity utilization rates. We have HEC expansion projects under way and plan to have additional volume available to the market in early calendar 2015.

The global restructuring program resulted in $9 million of cost savings in the quarter. These were offset as a result of resetting the incentive compensation from a low base in the prior year. We expect net savings from the restructuring program to be accretive to first-quarter results.

Looking ahead to the first quarter, we expect year-over-year volume growth from our base business to be in the low single digits on a percentage basis. While we continue to see good demand for our products, we are maintaining a cautious outlook on Europe and some countries in Latin America. Additionally, we have substantially eliminated our exposure to the powder guar market, which last year accounted for roughly $10 million in sales. Lastly, we anticipate foreign exchange to negatively affect the first quarter. In total, we expect ASI's sales in the first quarter to be essentially flat compared to a year ago.

We expect the combination of improved business mix, good core volumes, and reduced SG&A expenses to deliver a 100-150 basis point increase to EBITDA margin over prior year.

Slide 7: Ashland Performance Materials – Adjusted Results Summary

APM posted better-than-expected earnings, exceeding the estimates we had shared at the beginning of the fourth quarter. Solid volume growth of 4 percent more than offset pricing declines within I&S, leading to a year-over-year sales increase of 2 percent for APM. These pricing declines, coupled with the previously disclosed $8 million turnaround at an I&S facility and a $4 million increase to SG&A, resulted in EBITDA declining to $31 million from prior year and EBITDA margin of 8.1 percent.

Overall composites volumes were flat with prior year. Double-digit percentage volume and sales gains in China were offset by weakness in other geographies, particularly India and Latin America. In China, we saw broad-based growth across most end markets. In particular, we continue to see strong penetration rates in the Chinese energy market, where we are consistently winning flue gas desulfurization projects. Globally, the mining and building and construction markets remained sluggish, while the overall transportation market has strengthened, principally in the North American heavy truck segment.

Elastomers posted another quarter of solid improvement with mid-single-digit percentage gains in both volumes and sales. Butadiene declined modestly in the fourth quarter, providing a slight tailwind. During the quarter, Ashland announced an agreement to sell the elastomers business to Lion Copolymer. We are pleased with the value we received for the business, and we expect to complete this transaction by the end of December.

Good sales volumes in I&S were not enough to offset pricing declines in the BDO market, leading to a 3 percent decline in sales versus prior year. On a year-over-year basis, contract BDO prices fell between 3 percent and 8 percent, depending on geography, as additional capacity came on line in China. We anticipate continued pricing pressure as we move into fiscal 2015. However, we do anticipate that a trough will be reached by the end of the 2015 calendar year. Over the course of this fiscal year, we intend to take a number of steps to mitigate this pricing pressure. These include continuing to maximize our plant efficiency, optimizing product sales mix, and focusing our sales efforts on selected regions – such as North America and Europe – where supply and demand are better balanced.

Looking to the first quarter, we expect sales to be flat with prior year. Strong composites volumes in North America and continued volume gains in Asia are expected to offset pricing declines in the BDO market. EBITDA margin is expected to be 9.0-9.5 percent, compared to 9 percent in the prior-year period. Composites volume gains and cost savings as part of the global restructuring program are expected to drive the year-over-year margin expansion. For modeling purposes, the prior-year period included $2.5 million of equity income from the recently divested ASK joint venture.

Slide 8: Valvoline – Results Summary

Valvoline posted a record fourth quarter and year, with full-year EBITDA reaching $360 million, a 9 percent increase over prior year. As compared with the prior year quarter, Valvoline's volume and sales increased by 2 percent, led by another strong performance from VIOC. Same-store sales at company-owned VIOC sites grew 5 percent year over year, driven by increased oil changes per day and higher average ticket price. Valvoline's segment earnings increased $4 million, or 5 percent, versus the same period in the prior year. The increase was partly driven by SG&A savings from the global restructuring program.

Good performances from the Do-It-For-Me (DIFM) and international channels offset year-over-year volume and sales declines in the Do-It-Yourself (DIY) channel. Within the DIFM channel, both VIOC and our non-captive installer line of business posted mid-single-digit percentage sales growth over the prior year. VIOC's results were driven by strong product mix, good execution at the point of sale, and the addition of 11 company-owned stores. The international channel posted mixed results, delivering 3 percent volume gains over the prior year. Strong results in Latin America were offset by weak sales in Europe. DIY volumes declined by 2 percent, primarily due to the timing of marketing promotions at key retailers. Overall mix continued to improve, with premium lubricant sales volume increasing almost 400 basis points from prior year, to 37.8 percent.

Base oil and additive price increases early in the summer were the primary drivers of a 100-basis-point decline in gross profit margin as compared to prior year. However, this decline was offset by lower SG&A spend related to the global restructuring. As a result, EBITDA margin improved 40 basis points, to 16.7 percent, versus the prior year.

Looking ahead to the first quarter, we expect sales to increase by roughly 1-2 percent from prior year as we move into our seasonally weakest quarter. This growth, combined with base-oil price declines that occurred in the fourth quarter, should lead to EBITDA margin improvement of roughly 90 basis points over prior year and 130 basis points sequentially.

Slide 9: Fiscal Fourth Quarter 2014 – Corporate Items

A change to mortality rate tables was the primary driver to a $317 million pre-tax, non-cash pension and other post-retirement charge. This resulted from Ashland's mark-to-market pension and other post-retirement accounting, as actuarial gains and losses are recognized in the year in which they occur. Looking to 2015, Ashland expects pension and other post-retirement income of $26 million, flat with 2014. This includes a $28 million service cost expense that is allocated to the commercial units and $54 million of income recorded in the unallocated and other caption. Required cash pension funding contributions are expected to increase to approximately $95 million in fiscal 2015. However, as a result of recently passed legislation, cash contributions are expected to decline to approximately $75 million in fiscal years 2016 and 2017.

For modeling purposes, we expect adjusted corporate income in 2015 of approximately $35-$45 million, up from $16 million in 2014. The primary driver to the increase is the elimination of stranded costs associated with the Ashland Water Technologies divestiture. This income is recorded in the unallocated and other caption and consists primarily of pension income offset by legacy environmental expenses.

Net interest expense in the quarter was $40 million, bringing the full year to $158 million. We expect this same level of net interest expense in 2015.

The effective tax rate for the quarter was 23.4 percent, while the full-year rate was approximately 20 percent. For the full year, our structural rate was in line with our prior expectations at roughly 23 percent. However, we had several discrete items that had a favorable impact to the full-year effective rate. For 2015, we expect our structural rate to be 22-24 percent. However, it should be noted that a number of variables can affect the rate from quarter to quarter. Going forward, we'll continue to share our expectations each quarter regarding our full-year rate.

Trade working capital finished the year at 18.1 percent of sales. We expect trade working capital as a percent of sales to be approximately 18.5 percent in 2015.

Capital expenditures were $97 million in the quarter, bringing the full-year total to $248 million. For 2015, we expect to increase capital expenditures to approximately $275-$300 million.

Free cash flow for the quarter was $79 million, bringing our total for the full year to $332 million. For fiscal 2015, we expect free cash flow of $290-$340 million. This includes $60 million of cash costs related to the global restructuring that is expected to deliver $200 million in annual cost savings. On a normalized basis, this would equate to free cash flow of $350-$400 million. This level of free cash flow moves us toward our ultimate goal of generating free cash flow that is roughly equal to net income on an annual basis.

Key items leading to the forecasted year-over-year decline in cash flow are an increase of approximately $50 million in required cash contributions to our global pension plans, and a $90 million increase in cash taxes to reflect a return to a more normalized cash tax rate versus the unusually low rate in fiscal 2014.

Slide 10: Global Restructuring Program Update

Ashland's global restructuring program, which is targeting $200 million in cost savings as part of a broad-based plan to improve the company's competitive position, remains firmly on track to capture substantially all of the savings by the end of the second quarter of fiscal 2015. As expected, at the end of the fourth quarter Ashland had achieved more than $100 million in annualized run-rate cost savings.

Savings to date from the restructuring program have largely offset the previously disclosed headwinds of stranded costs, incentive compensation and merit increases. We expect to see net savings from the restructuring beginning in the December 2015 quarter.

We now estimate book costs will increase to $160-$170 million, up from previous guidance of $140-$160 million. Through the fourth quarter, we have booked approximately $150 million. In 2015, we expect restructuring charges of $10-$15 million. We now expect cash costs to be $120-$130 million.

To date, more than 80 percent of the estimated 800 job eliminations have been completed. We expect to have substantially all of the job eliminations finished by the end of the second fiscal quarter of 2015. Ashland has made good progress on relocating additional positions to low-cost centers of excellence.

Slide 11: Share Buyback Program Update

To date, Ashland has retired approximately 8.9 million shares under the Accelerated Share Repurchase (ASR) and 10b5-1 programs. The $250 million 10b5-1 program is largely complete and the current ASR will be complete during the third quarter of fiscal 2015. As of now, we have roughly $270 million remaining under the $1.35 billion share repurchase authorization program.

Moving into fiscal 2015, Ashland has several strong catalysts supporting share price appreciation. Core areas of the business have turned in consistently solid performances over the past several quarters. We expect that to continue into 2015. We are making very good progress on the global restructuring program and remain on track to capture substantially all of the $200 million in cost savings by the middle of fiscal 2015. As a result of the cost savings and expected strong operating performances from the businesses, we expect good organic earnings per share growth in 2015.

Nevertheless, it is our continuing belief that Ashland stock remains undervalued, representing one of the best investments available to our continuing shareholders. As such, management intends to complete the $1.35 billion authorization before its expiration in December 2015.

In addition to repurchasing stock, Ashland will continue to evaluate other uses of its cash, including potential investments in high-return capital projects, bolt-on acquisitions, and targeted debt reductions.

Slide 12: Fiscal 2015 Objectives

Ashland's goal is clear: we are creating a high-performing specialty chemical company with EBITDA margins approaching the best of our peer group. In doing so, we will create significant value for our shareholders.

In 2014, our focus was on redesigning the company to better position it for growth. The operational enhancements that were put into place as part of the global restructuring program are now bearing fruit. We are seeing good growth in the core areas of our business, and Ashland's more streamlined, efficient organization is driving margin expansion.

With much of the structural change now finished, our focus in fiscal 2015 will shift to enhancing Ashland's operations. Our primary objective in the year ahead is a relentless focus on operational excellence. There are three main areas of the business where we aim to inculcate a culture of continuously pursuing excellence:

   1) It begins with commercial excellence. This includes driving profitable growth through our market segmentation strategy, expanding our innovation pipeline, speeding product development and getting closer to our customers.

   2) By the end of the second quarter of fiscal 2015, Ashland will have achieved substantially all of the identified $200 million in cost savings, primarily at the SG&A line. At that point, our focus will shift to preserving those savings. This is critical to our ability to drive earnings growth and achieve our long-term objectives. Ashland's global leadership team will be held accountable for delivering against these cost-savings goals. Over time, our objective is to create a culture of cost efficiency enabling continuous leverage as we grow our businesses.

   3) The health of any business relies on a strong and efficient supply chain. Our goal here is to source, convert, and deliver in the most efficient way possible with the aim of providing the highest quality product at the most competitive cost at each value point.

An efficient supply chain and SG&A support structure will enable our commercial teams to better compete for new projects and applications. But in order to capture the best opportunities, we need to optimize our resource allocation. We'll continue to invest in the highest growth end-markets and geographies to get closer to the market and to our customers. At the same time, we will build on what we started in 2014 and continue to focus on growing Ashland's core businesses.

We have several capital projects under way supporting organic growth in key end markets such as pharmaceutical and coatings. Additionally, we will continue to invest in centers of excellence around the world. One example of this is the recently opened pharmaceutical center of excellence in Wilmington, Delaware, where we consolidated research and development operations into one location. This facility focuses on drug delivery and bioavailability enhancement. This is another example of Ashland's commitment to being close to its customers enabling us to deliver innovative solutions to the market and improving our competitive position.

Slide 13: Margin Profile Expectations – A Bridge from 2014

As we enter 2015, we remain on track to achieve our long-term EBITDA margin objectives. We are making good progress toward achieving the metrics to which we have committed, and we expect to be at, or near, the range for each of our commercial units by the end of fiscal 2015.

Within ASI, good revenue growth, combined with disciplined cost execution and SG&A cost savings, should lead to EBITDA margin of approximately 22.5-23.5 percent in 2015. This is good progress as we continue to work toward our long-term EBITDA margin target of 25-27 percent.

For APM, we expect continued pricing pressure in the BDO market to offset volume gains within composites, leading to a 150-250 basis point decline in EBITDA margin. We have seen substantial capacity additions within the BDO market over the past several months, primarily in China. As a result, and based on current market conditions, we expect prices to decline another 5-7 percent. To mitigate the negative effects, we are optimizing product mix by making investments to upgrade our capacity, enabling increased production of the higher-value derivatives. We are also optimizing our geographic mix to take advantage of global price differences. Additionally, we are making investments to maximize plant efficiencies, further improving our low-cost position. In total, we expect a full-year headwind from BDO of approximately $20 million versus 2014, leading to EBITDA margin of 8-9 percent.

Valvoline is expected to have another strong year in 2015. Strong volume growth in the international channel, coupled with store count growth and additional mix upgrade within VIOC, should offset slight volume declines in the DIY channel. EBITDA margin is expected to be flat to up 100 basis points from the 17.6 percent rate in 2014.

As indicated on slide 9, we expect approximately $35-$45 million of income recorded in the unallocated and other caption.

In total, good overall top-line growth, combined with operational efficiency and $200 million in cost savings, should drive Ashland's full-year EBITDA margin for 2015 to more than 18 percent.